UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

EMCORE Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

290846203

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Chief Compliance Officer

10 Corbin Drive

3rd Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 319,392
	8	SHARED VOTING POWER 916,072
	9	SOLE DISPOSITIVE POWER 319,392
	10	SHARED DISPOSITIVE POWER 916,072
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 377,694
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 377,694
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,694
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS Becker Drapkin Partners SLV, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 538,378
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 538,378
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,235,464
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,235,464
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,576
	8	SHARED VOTING POWER 857,770
	9	SOLE DISPOSITIVE POWER 7,576
	10	SHARED DISPOSITIVE POWER 857,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 865,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,235,464
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,235,464
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 10 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2013, Amendment No. 1 thereto, filed with the SEC on October 29, 2013, Amendment No. 2 thereto, filed with the SEC on December 4, 2013, Amendment No. 3 thereto, filed with the SEC on December 6, 2013, Amendment No. 4 thereto, filed with the SEC on September 18, 2014, Amendment No. 5 thereto, filed with the SEC on August 12, 2015, Amendment No. 6 thereto, filed with the SEC on August 28, 2015, Amendment No. 7 thereto, filed with the SEC on November 4, 2015, Amendment No. 8 thereto, filed with the SEC on November 25, 2015, and Amendment No. 9 thereto, filed with the SEC on December 3, 2015, on behalf of the Reporting Persons with respect to the shares of common stock, no par value (the “Common Stock”), of EMCORE Corporation, a New Jersey corporation (the “Issuer”).

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,243,040 shares of Common Stock. Based upon a total of 25,563,888 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2015, the Reporting Persons’ shares represent approximately 4.863% of the outstanding shares of Common Stock.

NRC QP owns 377,694 shares of Common Stock (the “NRC QP Shares”), which represent approximately 1.477% of the outstanding shares of Common Stock. NRC QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the NRC QP Shares. NRC QP disclaims beneficial ownership of the BD SLV Shares (as defined below) and the Managed Account Shares (as defined below).

BD SLV owns 538,378 shares of Common Stock (the “BD SLV Shares”), which represent approximately 2.106% of the outstanding shares of Common Stock. BD SLV has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the BD SLV Shares. BD SLV disclaims beneficial ownership of the NRC QP Shares and the Managed Account Shares.

As general partner and investment manager of NRC QP and investment manager of BD SLV, NRC Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the NRC QP Shares and BD SLV Shares. NRC Management disclaims beneficial ownership of the NRC QP Shares and BD SLV Shares. NRC Management in its capacity as investment manager for the Managed Account may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 319,392 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 1.249% of the outstanding shares of Common Stock.

As general partner of NRC Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by NRC Management. BCA disclaims beneficial ownership of any shares of Common Stock beneficially owned by NRC Management.

As a member of BCA and pursuant to the operating agreement of BCA, Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As a member of BCA and pursuant to the operating agreement of BCA, Mr. Becker may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the BD SLV Shares and the Managed Account Shares. Mr. Becker disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA. Mr. Becker directly beneficially owns 7,576 shares of Common Stock of the Issuer, which represent approximately 0.030% of the outstanding shares of Common Stock and were acquired pursuant to the Issuer’s 2007 Directors’ Stock Award Plan for Mr. Becker’s service as a non-employee director. All Reporting Persons, except for Mr. Becker, disclaim beneficial ownership of the 7,576 shares of Common Stock directly beneficially owned by Mr. Becker.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock since the Reporting Persons filed Amendment No. 8 to the Original Schedule 13D are set forth in the chart below. All transactions listed below were made pursuant to the 10b5-1 Plans.

Name of Reporting Person	Trade Date	Purchased (Sold)	Price / Share	Type of Transaction
NRC QP	12/7/2015	(24,118)	$8.0659	Open Market
BD SLV	12/7/2015	(34,380)	$8.0659	Open Market
Managed Account	12/7/2015	(20,396)	$8.0659	Open Market

(d) No person other than the Reporting Persons, and the Managed Account with respect to the Managed Account Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common Stock set forth above.

(e) On December 7, 2015, the Reporting Persons ceased to beneficially own at least 5% of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2015

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name:	Matthew A. Drapkin
Title:	Authorized Signatory

By:	/s/ Steven R. Becker
Name:	Steven R. Becker
Title:	Authorized Signatory

NORTHERN RIGHT CAPITAL (QP), L.P.

By:	Northern Right Capital Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name:	Matthew A. Drapkin
Title:	Authorized Signatory

BECKER DRAPKIN PARTNERS SLV, LTD.

By:	Northern Right Capital Management, L.P., its investment manager

	By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name:	Matthew A. Drapkin
Title:	Authorized Signatory

By:	/s/ Steven R. Becker
Name:	Steven R. Becker
Title:	Authorized Signatory

BC ADVISORS, LLC

By:	/s/ Matthew A. Drapkin
Name:	Matthew A. Drapkin
Title:	Authorized Signatory

By:	/s/ Steven R. Becker
Name:	Steven R. Becker
Title:	Authorized Signatory

STEVEN R. BECKER

/s/ Steven R. Becker

MATTHEW A. DRAPKIN

/s/ Matthew A. Drapkin